Exhibit 99.66
FORM 13-502F1
CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE

Reporting Issuer Name:	Petroflow Energy Ltd

Fiscal year end date used to
calculate capitalization:	December 31, 2007

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	29,242,344 (i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year
(See clauses 2.11(a)(ii)(A) and (B) of the Rule)	2.32(ii)

Market value of class or series	(i) X (ii) =	$67,842,238	(A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)
		N/A	(B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined)		N/A	(C)

(Repeat for each class or series of securities)		N/A	(D)

Capitalization
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$67,842,238

Participation Fee		$3200

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer’s reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation	X	Number of entire months
fee		remaining in the issuer’s fiscal year	=

12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)